

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 17, 2021

Gerald Bernstein
Chief Financial Officer
Siyata Mobile Inc.
1001 Lenoir St Suite A-414
Montreal, QC H4C 2Z6

> **Re: Siyata Mobile Inc.**
> **Registration Statement on Form F-1**
> **Filed December 14, 2021**
> **File No. 333-261644**

Dear Mr. Bernstein:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Ross Carmel, Esq.